ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. (Mail Stop 3628)

Washington, D.C.  20549

Attention:                                         Katherine Hsu — Structured Finance

Arthur Sandel — Structured Finance

Re:                                                                             Public Service Company of New Hampshire

PSNH Funding LLC 3
Amendment No. 3 to Registration Statement on Form SF-1

Filed April 25, 2018
File Nos. 333-223108 and 333-223108-01

SEC Comment Letter dated April 26, 2018

Dear Ms. Hsu and Mr. Sandel:

On behalf of Public Service Company of New Hampshire (“PSNH”) and PSNH Funding LLC 3 (together with PSNH, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 4 (including certain exhibits) (“Amendment No. 4”) to the Registrants’ above-referenced Amendment No. 3 to Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 4 reflects the Registrants’ response to the comment received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated April 26, 2018 (the “Comment Letter”).  For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 4 marked to indicate the changes from the Registration Statement.

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Registrants is shown below the comment.

Exhibit 8.1 — Opinion of Ropes and Gray LLP with respect to federal tax matters

1.                                      We note counsel’s statement in the final paragraph that the opinion is being furnished solely for the benefit of Public Service Company of New Hampshire and PSNH Funding LLC 3, as addressees of the opinion, and that the filing of the opinion with the Commission is not intended to “creat[e] the implication that any other person that is not an addressee hereof may rely on this opinion.” Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section III.D.1 of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”) for guidance.

Response to Comment 1:

In response to the Staff’s comment, the Registrants have filed a revised opinion of counsel in Exhibit 8.1 reflecting the removal of language that may create the implication that investors are not entitled to rely on the opinion.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7980 or William J. Michener of our offices at (617) 951-7247.

Very truly yours,

/s/ Marko Zatylny

Marko Zatylny

cc:                                Jay S. Buth (PSNH)

Philip J. Lembo (PSNH Funding LLC 3)

Emilie O’Neil (PSNH)